Exhibit 99.1

VANC Pharmaceuticals Provides Corporate Update

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Shipping of pharmacy orders commenced in late Q2-2015

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Roll-out into additional Canadian jurisdictions to commence in Q4-2015

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Additional generic and OTC products being reviewed for portfolio

September 22, 2015 – VANC Pharmaceuticals Inc. (“VANC” or the “Company”), a pharmaceutical company focused on the Canadian generic drug and over-the-counter (the “OTC”) markets, is pleased to provide a corporate update on the activities and progress of the Company over the past three months.

“The key areas in which we have made progress thus far are the commercialization of our generic drug molecules, shipment of our first molecule during the final week of Q2-2015 and the strengthening of our balance sheet with over $3,000,000 in cash injections from warrant exercises during the previous two quarters.  As of early September we currently have a portfolio of 12 molecules ready for sale in British Columbia (the “BC”) and many pharmacies have placed orders,” said Arun Nayyar, CEO of VANC.

The Company has ramped up sales efforts in BC given the size of the portfolio and will be commencing commercialization in additional Canadian jurisdictions during Q4-2015.  Additional updates on Provincial formulary listings and the roll-out in other Provinces will be provided over the coming months.

The Company has spent considerable time reviewing potential additions to its generic and OTC portfolio and is in negotiations to potentially in-license both niche generic molecules and novel OTC products.

On behalf of:

VANC Pharmaceuticals Inc.

Aman Parmar

CFO and Director

aparmar@vancpharm.com

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves VANC’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. VANC generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to VANC as of the date of this release, and VANC assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of VANC and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.